Exhibit 99.1

Bitauto Announces Unaudited First Quarter 2014 Results

Delivers Year-over-year Growth of 174.4% in Operating Profit

BEIJING, May 8, 2014 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 20141.

First Quarter 2014 Highlights

•	Revenue in the first quarter of 2014 was RMB353.4 million (US$56.9 million), a 47.6% increase from the corresponding period in 2013.

•	Gross profit in the first quarter of 2014 was RMB287.0 million (US$46.2 million), a 55.1% increase from the corresponding period in 2013.

•	Operating profit in the first quarter of 2014 was RMB54.0 million (US$8.7 million), a 174.4% increase from the corresponding period in 2013.

•	IFRS profit in the first quarter of 2014 was RMB36.9 million (US$5.9 million), an 87.4% increase from the corresponding period in 2013.

•	Non-GAAP profit in the first quarter of 2014 was RMB45.3 million (US$7.3 million), a 95.5% increase from the corresponding period in 2013.

•	Non-GAAP basic and diluted profit per ADS in the first quarter of 2014 was RMB1.13 (US$0.18) and RMB1.06 (US$0.17), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “I am pleased to report that we delivered another quarter of strong top and bottom line results in the first quarter of 2014 with year-over-year revenue growth of 47.6% and non-GAAP profit growth of 95.5%. In particular, our bitauto.com advertising and EP platform businesses continued to drive positive results with year-over-year revenue growth of 53.1% and 48.7%, respectively.”

“I’m pleased to say that in the first quarter of 2014 our EP platform generated over 12 million general sales leads for our dealer customers and over 47% of sales leads were generated via mobile.”

“We remain committed to executing on our three core growth strategies. First, we continue to expand the variety of value-add services on the EP platform and to drive forward our pay-for-performance and pay-for-transaction services. Second, we continue to enhance bitauto.com’s brand recognition, with a focus on the branding of our mobile product offerings. Third, we continue to invest in our used car business. We have recently announced a joint venture with Pang Da Group, one of China’s leading automotive dealership groups, and Youxin, a leading used car electronic auction service provider in China. We believe this cooperation will strengthen our proprietary used car website, taoche.com, by providing high-quality inventories of available-for-sale used cars and the expertise of our long-term strategic partners.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Andy Zhang, chief financial officer of Bitauto added, “The strong year-over-year growth in our top and bottom line results reflects Bitauto’s ability to meet the changing needs of China’s automakers and dealers. We are also pleased to report a significant year-over-year growth in operating profit of 174.4%, demonstrating the scalability of our core bitauto.com advertising and EP platform businesses and increased operation leverage. Going forward, we look to continue delivering greater operating efficiencies and better margin profiles while maintaining investment in Bitauto’s core businesses to further build the foundations for our long-term growth.”

Recent Updates

As of March 31, 2014, the Company had a total of 44,055,745 ordinary shares, with 30,368,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the first quarter of 2014 were calculated using a weighted average of 39,997,747 and 42,948,009 ADSs, respectively.

First quarter 2014 Results

Bitauto reported revenue of RMB353.4 million (US$56.9 million) for the first quarter of 2014, representing a 47.6% increase from the corresponding period in 2013, including advertising and subscription revenue of RMB308.8 million (US$49.7 million), and agent service revenue2 of RMB44.7 million (US$7.2 million). The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue for the first quarter of 2014 was RMB66.5 million (US$10.7 million), representing a year-over-year increase of 22.0% from RMB54.5 million (US$8.8 million). Cost of revenue as a percentage of revenue in the first quarter of 2014 was 18.8%, compared to 22.8% in the corresponding period in 2013. The increase in cost of revenue was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities and an increase in higher-direct-cost services.

Gross profit for the first quarter of 2014 was RMB287.0 million (US$46.2 million), representing a 55.1% increase from the corresponding period in 2013.

[2]	The agent service revenue is primarily derived from commissions received for assisting customers in placing advertisements, organizing activities, and from performance–based rebates from the media vendors.

Selling and administrative expenses were RMB205.4 million (US$33.0 million) for the first quarter of 2014, representing an increase of 40.3% from the corresponding period in 2013. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts and search engine marketing efforts, as well as an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses were RMB27.5 million (US$4.4 million) for the first quarter of 2014, a 45.8% increase from the corresponding period in 2013. The increase was primarily due to an increase in product development headcount and their related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB8.4 million (US$1.4 million) in the first quarter of 2014, compared to RMB3.5 million (US$0.6 million) in the corresponding period in 2013. The increase was mainly due to the granting of restricted share units in 2013.

Operating profit in the first quarter of 2014 was RMB54.0 million (US$8.7 million), representing a 174.4% increase from the corresponding period in 2013. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in the first quarter of 2014 was RMB10.0 million (US$1.6 million), compared to an income tax expense of RMB1.7 million (US$0.3 million) in the corresponding period in 2013. The increase in income tax expense was mainly attributable to an increase in taxable profit.

IFRS profit in the first quarter of 2014 was RMB36.9 million (US$5.9 million), an 87.4% increase from the corresponding period in 2013. Basic and diluted profit per ADS, each representing one ordinary share, in the first quarter of 2014 amounted to RMB0.92 (US$0.15) and RMB0.86 (US$0.14), respectively.

Non-GAAP profit in the first quarter of 2014 was RMB45.3 million (US$7.3 million), a 95.5% increase from the corresponding period in 2013. Non-GAAP basic and diluted profit per ADS in the first quarter of 2014 amounted to RMB1.13 (US$0.18) and RMB1.06 (US$0.17), respectively.

First Quarter 2014 Business Segment Results

Revenue from the bitauto.com advertising business for the first quarter of 2014 was RMB167.8 million (US$27.0 million), representing a 53.1% increase from the corresponding period in 2013. The increase was attributable to better brand recognition of the bitauto.com website thanks to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the bitauto.com advertising business for the first quarter of 2014 was RMB18.7 million (US$3.0 million), representing a year-over-year increase of 40.3% from RMB13.3 million (US$2.1 million) for the corresponding period in 2013. This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities and an increase in tax and related surcharges in line with revenue growth. Cost of revenue as a percentage of revenue in the first quarter of 2014 was 11.1%, compared to 12.2% in the corresponding period in 2013.

Gross profit from the bitauto.com advertising business for the first quarter of 2014 was RMB149.1 million (US$24.0 million), representing a 54.8% increase from the corresponding period in 2013.

Operating profit from the bitauto.com advertising business for the first quarter of 2014 was RMB46.2 million (US$7.4 million), representing a 119.1% increase from the corresponding period in 2013. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the first quarter of 2014 was RMB137.9 million (US$22.2 million), representing a 48.7% increase from the corresponding period in 2013. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 36,406 months of paid subscription for the period.

Cost of revenue for the EP platform business for the first quarter of 2014 was RMB18.5 million (US$3.0 million), representing a year-over-year decrease of 7.8% from RMB20.1 million (US$3.2 million) for the corresponding period in 2013. This was mainly due to a decrease in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information. Cost of revenue as a percentage of revenue in the first quarter of 2014 was 13.4%, compared to 21.6% in the corresponding period in 2013.

Gross profit from the EP platform business for the first quarter of 2014 was RMB119.4 million (US$19.2 million), representing a 64.2% increase from the corresponding period in 2013.

Operating profit from the EP platform business for the first quarter of 2014 was RMB27.5 million (US$4.4 million), representing a 129.1% increase from the corresponding period in 2013.

Revenue from the taoche.com business for the first quarter of 2014 was RMB3.1 million (US$0.5 million), representing a 2.8% increase from the corresponding period in 2013.

Cost of revenue for the taoche.com business for the first quarter of 2014 was RMB3.2 million (US$0.5 million), representing a year-over-year decrease of 23.4% from RMB4.2 million (US$0.7 million) for the corresponding period in 2013.

Gross loss from the taoche.com business for the first quarter of 2014 was RMB0.1 million (US$0.02 million), compared to a gross loss of RMB1.2 million (US$0.2 million) in the corresponding period in 2013.

Operating loss from the taoche.com business for the first quarter of 2014 was RMB10.4 million (US$1.7 million), compared to an operating loss of RMB6.5 million (US$1.0 million) in the corresponding period in 2013.

Revenue from the digital marketing solutions business for the first quarter of 2014 was RMB44.7 million (US$7.2 million), representing a 31.0% increase from the corresponding period in 2013, which reflects an increase in the number of advertising customers and an increase in spending by certain customers on advertising and events in the first quarter.

Cost of revenue for the digital marketing solutions business for the first quarter of 2014 was RMB26.1 million (US$4.2 million), representing a year-over-year increase of 54.1% from RMB16.9 million (US$2.7 million) for the corresponding period in 2013. The increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business for the first quarter of 2014 was RMB18.6 million (US$3.0 million), representing an 8.2% increase from the corresponding period in 2013.

Operating loss from the digital marketing solutions business for the first quarter of 2014 was RMB9.4 million (US$1.5 million), compared to an operating loss of RMB7.0 million (US$1.1 million) in the corresponding period in 2013.

As of March 31, 2014, the Company had cash and cash equivalents of RMB1.1 billion (US$170.6 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the first quarter of 2014 were RMB14.5 million (US$2.3 million), RMB28.0 million (US$4.5 million), and RMB1.6 million (US$0.3 million), respectively.

Gross billings3 in the first quarter of 2014 were RMB480.1 million (US$77.2 million), representing a 54.6% increase from RMB310.6 million (US$50.0 million) in the corresponding period in 2013.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, were RMB69.1 million (US$11.1 million) as of March 31, 2014, compared to RMB69.2 million (US$11.1 million) as of December 31, 2013.

Trade receivables were RMB716.0 million (US$115.2 million) as of March 31, 2014, compared to RMB656.7 million (US$105.6 million) as of December 31, 2013.

The number of employees totaled 2,303 as of March 31, 2014, representing a 15.3% increase from the same period in 2013. The increase in headcount was due to the year-over-year expansion of the Company’s sales network from 140 to 163 locations and an increase in headcount in our mobile product development team.

Second Quarter 2014 Outlook

Bitauto currently expects to generate revenue in the range of RMB480.0 million (US$77.2 million) to RMB500.0 million (US$80.4 million) in the second quarter of 2014, representing a 42.0% to 47.9% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB2.47 (US$0.40) to RMB2.52 (US$0.41) in the second quarter of 2014, representing a 72.7% to 76.2% year-over-year increase.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on May 8, 2014 (Thursday) at 8AM U.S. Eastern Time (8PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-5194-004
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381

Conference ID:	28731017

A replay of the conference call may be accessed by phone at the following number until May 16, 2014:

US:	+1-855-4525-696
International:	+61-2-8199-0299

Conference ID:	28731017

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter of 2014 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bitauto’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; its expectations regarding demand for and market acceptance of its services and service delivery model; its expectations regarding enhancing brand recognition; its expectations regarding keeping and strengthening its relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to its businesses, automobile purchases and ownership in China; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1 (212) 333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB
	Unaudited	Unaudited

Revenue	239,495,112	353,448,998
Cost of revenue	(54,514,483)	(66,496,626)

Gross profit	184,980,629	286,952,372

Selling and administrative expenses	(146,413,447)	(205,394,438)
Product development expenses	(18,874,511)	(27,527,387)

Operating profit	19,692,671	54,030,547

Other income	1,199,231	143,904
Other expenses	(1,840,503)	(10,433,840)
Interest income	2,298,179	2,182,386
Interest expense	(120,246)	—
Share of profits of an associate and joint ventures	220,527	966,382

Profit before tax	21,449,859	46,889,379

Income tax expense	(1,741,654)	(9,964,255)

Profit for the period	19,708,205	36,925,124

Total comprehensive income for the period	21,607,627	42,286,693

Other financial data (unaudited)
Non-GAAP profit for the period	23,190,119	45,327,259

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB
	Unaudited	Unaudited

Profit for the period	19,708,205	36,925,124
Share-based payments	3,481,914	8,402,135

Non-GAAP profit for the period	23,190,119	45,327,259

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2013	March 31, 2014
	RMB	RMB
	Audited	Unaudited

Assets
Trade receivables	656,654,578	715,972,364
Bills receivables	69,183,900	69,107,500
Cash and cash equivalents	1,101,660,090	1,060,756,340
Other current assets	80,791,589	130,935,898
Non-current assets	213,810,591	240,063,997

Total assets	2,122,100,748	2,216,836,099

Liabilities
Trade payables	232,533,524	178,811,820
Other current liabilities	408,685,322	506,187,673
Non-current liabilities	5,033,021	4,874,083

Total liabilities	646,251,867	689,873,576

Total equity	1,475,848,881	1,526,962,523

Total liabilities and equity	2,122,100,748	2,216,836,099

Operating segment information

	For the Three Months Ended
	March 31, 2013	% of Revenue	March 31, 2014	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	109,607		167,776		53.1%
- Gross profit	96,288	87.8%	149,083	88.9%	54.8%
- Operating profit	21,101	19.3%	46,240	27.6%	119.1%

EP platform business
- Revenue	92,763		137,898		48.7%
- Gross profit	72,705	78.4%	119,396	86.6%	64.2%
- Operating profit	12,013	13.0%	27,520	20.0%	129.1%

taoche.com business
- Revenue	3,036		3,120		2.8%
- Gross loss	(1,191)	(39.2%)	(118)	(3.8%)	(90.1%)
- Operating loss	(6,456)	(212.6%)	(10,378)	(332.6%)	60.7%

Digital marketing solutions business
- Revenue	34,089		44,655		31.0%
- Gross profit	17,179	50.4%	18,591	41.6%	8.2%
- Operating loss	(6,965)	(20.4%)	(9,351)	(20.9%)	34.3%